[Chapman and Cutler LLP Letterhead]

August 4, 2022

VIA EDGAR CORRESPONDENCE

Dan Greenspan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Greenspan:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 3, 2022 (the “Registration Statement”). The Registration Statement relates to the Amplify Natural Resources Dividend Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fees and Expenses

Please confirm that the Fund does not have any fee reimbursement or recoupment arrangements.

Response to Comment 1

The Fund confirms it has no fee reimbursement or recoupment arrangements.

Comment 2 – Additional Information About the Fund’s Strategies – Principal Investment Strategies

The Staff notes the Fund’s Principal Investment Strategies provides as follows: “The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of identified industries, except to the extent that the Index concentrates in an industry or group of identified industries.” To the extent the Index is currently concentrated, please supplementally disclose the industry or group of industries in which the Index is concentrated.

Response to Comment 2

The Fund has revised its prospectus in accordance with the Staff’s comment. The final paragraph of the “Principal Investment Strategies” section now provides:

“The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries, except to the extent that the Index concentrates in an industry or group of industries. As of the date of this prospectus, the Index, and therefore the Fund, is concentrated in the oil, gas and consumable fuels and metals and mining industries. The Fund is classified as “non-diversified” under the Investment Company Act of 1940 (the “1940 Act”).”

The Fund has also added attendant risk disclosure for the industries the Fund is considered to be concentrated in.

Comment 3 – Principal Risks

The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 3

The Fund respectfully declines the Commission’s request to revise the Fund’s risk disclosures. Form N-1A and the relevant rules thereunder detail what is required of information in a prospectus and how that information must be presented. No requirement to Form N-1A restricts a fund from ordering its principal investment risks alphabetically, and the Fund’s current disclosure is consistent with the requirements of Form N-1A and the rules thereunder. Further, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

Comment 4 – Exhibits

The Staff notes the Fund has a licensing agreement to use the Index, please file the applicable master licensing agreement or sub-licensing agreement as an exhibit.

Response to Comment 4

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren